

02005072

UNITED STATES
AND EXCHANGE COMMISSION
'ashington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- ~~49815~~ 45663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2000 (MM/DD/YY) AND ENDING 12/31/2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. Robert Burton & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Tulip Street, Suite #33
(No. and Street)

Liverpool,	NY	13088
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Burton (315) 453-6396
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquale & Bowers, LLP
(Name — *if individual, state last, first, middle name*)

126 N. Salina St., Suite 300	Syracuse	NY	13202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Burton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Robert Burton & Associates, Inc., as of December 31, XXX 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

MANAGING DIRECTOR

Title

Sworn to before me this 31st day of May, 2001

Notary Public

PETER N. TALEV
Notary Public in the State of New York
Qualified in Onondaga Co. No. 4686639
My Commission Expires ~~March 30, 19~~ 2/28/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. ROBERT BURTON & ASSOCIATES, INC.

DECEMBER 31, 2000

TABLE OF CONTENTS

PASQUALE & BOWERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDER
M. ROBERT BURTON & ASSOCIATES, INC.

We have audited the accompanying statement of financial condition of M. ROBERT BURTON & ASSOCIATES, INC. as of December 31, 2000 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of M. ROBERT BURTON & ASSOCIATES, INC. as of December 31, 2000, and the results of its operations and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

Pasquale & Bowers, LLP

Syracuse, New York
March 30, 2001

100 Clinton Square, 126 North Salina Street, Suite 300, Syracuse, NY 13202
(315) 234-8100 • FAX (315) 234-8111 • www.pbllp.com

M. ROBERT BURTON & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2000

ASSETS

Cash	$ 3,155
Accounts receivable (Note 2)	6,171
Prepaid rent (Note 4)	6,000
Property and equipment - net (Note 3)	2,861
TOTAL ASSETS	$ 18,187

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 2,050
Accrued expenses	5,220
TOTAL LIABILITIES	7,270
STOCKHOLDER'S EQUITY	
Common stock - no par, 200 shares authorized, 100 shares issued and outstanding	30,000
Paid-in capital	38,031
Retained earnings (deficit)	(57,114)
TOTAL STOCKHOLDER'S EQUITY	10,917
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,187

See Accompanying Notes to the Financial Statements.

M. ROBERT BURTON & ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2000

REVENUES:		
Commissions - Income	$	84,010
Other income		88
		84,098
EXPENSES:		
Employee and registered representatives compensation		44,862
Communications		5,836
Occupancy and equipment costs		9,245
Regulatory fees and expenses		5,657
Other expenses		10,284
		75,884
NET INCOME	$	8,214

See Accompanying Notes to the Financial Statements.

M. ROBERT BURTON & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2000	$ 30,000	$ 38,031	$ (46,554)	$ 21,477
Net income	0	0	8,214	8,214
Distributions	0	0	(18,774)	(18,774)
Balance, December 31, 2000	$ 30,000	$ 38,031	$ (57,114)	$ 10,917

See Accompanying Notes to the Financial Statements.

M. ROBERT BURTON & ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2000

Subordinated liabilities at January 1, 2000	$	0
Increases - none		0
Decreases - none		0
Subordinated liabilities at December 31, 2000	$	0

See Accompanying Notes to the Financial Statements.

M. ROBERT BURTON & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 8,214
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,908
Changes in assets and liabilities affecting cash flows from operations:	
Accounts receivable	3,456
Prepaid rent	(6,000)
Accounts payable	226
Accrued expenses	(1,055)
Total adjustments	(1,465)
Net cash provided by operating activities	6,749
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(18,774)
Net cash used in financing activities	(18,774)
NET DECREASE IN CASH	(12,025)
CASH - BEGINNING	15,180
CASH - ENDING	$ 3,155
Supplemental cash flow disclosure:	
Cash paid during the year:	
Taxes	$ 100

See Accompanying Notes to the Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

M. Robert Burton & Associates, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission. The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities and other investment products.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial statement and tax reporting purposes.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade data basis as transactions occur. Proprietary securities transactions of the Company are recorded on a trade date basis.

Commission Income

Company commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using various methods for financial reporting and income tax purposes. The estimated useful life is five years for office equipment.

Income Taxes

The Company has elected to be treated as a Subchapter "S" corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 and is reflected in these financial statements.

Compensated Absences

The Company has not accrued for compensated absences since the amount cannot be reasonably estimated. The Company recognizes the compensation expense when it is paid to the employees.

2. ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any losses during the reporting period and there has been no bad debt expense from these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. PROPERTY AND EQUIPMENT - NET

A schedule of property and equipment is as follows:

Office equipment	$	10,493
Less: Accumulated depreciation		7,632
Property and equipment - Net	$	2,861

Depreciation expense was $1,908 for the year ended December 31, 2000.

4. RELATED PARTY TRANSACTIONS

The Company leases office space at 330 First Street, Liverpool, NY, on a month-to-month basis from its stockholder. The monthly cost is $500 with an annual cost of $6,000. Rent expense relating to this lease for the year ending December 31, 2000 was $6,000. During the year ending December 31, 2000, the stockholder was paid $12,000 under this lease, with $6,000 recorded as a one year prepayment.